FORM RW
                     REQUEST FOR WITHDRAWAL
                 OF PRELIMINARY PROXY STATEMENT



                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                CLAIRE TECHNOLOGIES CORPORATION
     _____________________________________________________
     (Exact name of registrant as specified in its charter)


     NEVADA
-----------------------------
       (State or other jurisdiction of
       incorporation or organization)


7373 N. Scottsdale Road, #B-169, Scottsdale, Arizona                  85253
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      (Address of principal executive offices)                     (Zip Code)

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     The issuer hereby requests the withdrawal of the Proxy Notice and
Statement previously submitted to the Securities and Exchange Commission.
The Special Shareholders' Meeting that was to be called by this Proxy Notice was intended for the ratification by the shareholders of a proposed merger. This merger has since been canceled and, as a result, a Shareholders' Meeting is not necessary at this time and the Proxy Notice and Statement will not be sent out.


                                               CLAIRE TECHNOLOGIES CORPORATION


                                               -------------------------------
                                               Grace Sim, Secretary and Director
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